

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 9, 2009

Alvaro Garcia-Tunon
Chief Financial Officer
1001 Air Brake Avenue
Wilmerding, PA 15148

> Re: Westinghouse Air Brake Technologies Corporation
>   Form 10-K: For the fiscal year ended December 31, 2008
>   Commission file number: 01-32833

Dear Mr. Garcia-Tunon:

We have reviewed the above referenced filing and have the following comments. Some of our comments request changes to disclosure in future filings. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. Our comments may also request information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K for the fiscal year ended December 31, 2008

General

1. Your 10-K must be signed by your principal financial officer and your principal accounting officer or controller. Please amend your 10-K accordingly. Refer to Instruction D.2(a) to Form 10-K.

Note 3. Acquisitions and Discontinued Operations, page 56

2. We note that your purchase of Standard Car Truck Company on December 5, 2008 resulted in the preliminary allocation of $113.8 million to customer

relationships. We also note that these customer relationships have an average useful life of 25 years. Please supplementally explain to us how you determined the average useful life was 25 years, including significant assumptions and judgments involved in arriving at that estimated life. In addition, please tell us, and revise to disclose, the method of amortization you use and your basis for use of that method.

Note 8. Intangibles, page 60

3. You state that the weighted average useful life of customer relationship is 14 years at December 31, 2008. However, it appears that approximately 80 percent of the net customer relationship intangible, related to the Standard Car Truck Company acquisition, has an average useful life of 25 years. Therefore, please supplementally explain to us how you determined total weighted average useful life of 14 years.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in its filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Theresa Messinese at 202-551-3307 or the undersigned at 202-551-3380 with any other questions.

Sincerely,

Lyn Shenk
Branch Chief